Exhibit 12.6

Central Illinois Light Company

Computation of Ratios of Earnings to Fixed Charges and Combined

Fixed Charges and Preferred Stock Dividend Requirements

(Thousands of Dollars, Except Ratios)

	Three Months Ended March 31, 2009	Year Ended December 31, 2008
Net income from continuing operations	$33,343	$69,638
Add- Taxes based on income	17,805	38,673

Net income before income taxes	51,148	108,311
Add- fixed charges:
Interest on long term debt (1)	6,639	19,724
Estimated interest cost within rental expense	205	429
Amortization of net debt premium, discount, and expenses	330	1,112

Total fixed charges	7,174	21,265

Earnings available for fixed charges	58,322	129,576

Ratio of earnings to fixed charges	8.12	6.09

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	218	1,354
Adjustment to pretax basis	116	752

	334	2,106

Combined fixed charges and preferred stock dividend requirements	$7,508	$23,371

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	7.76	5.54

(1)	Includes FIN 48 interest expense